Exhibit 99.2

FORM 51-102.F1

Management’s Discussion & Analysis

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Nine months ended April 30, 2006 and 2005

Prepared by Management (unaudited)

For more information:

Ben Catalano

President, CFO

Tel: 604-294-8084

Fax: 604-294-8709

E-mail: info@thrilltime.com

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2006

ThrillTime reports its financial results for the third quarter ended April 30, 2006, which have been prepared on the basis of available information up to June 16, , 2006.  This Management’s Discussion and Analysis should be read in conjunction with the most recent audited annual financial statements of the Company.  The results reported herein have been prepared in accordance with generally accepted accounting principles (GAAP) on a basis consistent with those outlined in the Company’s audited financial statements for the year ended July 31, 2005.

This discussion and analysis may contain forward-looking statements that are based on management’s estimates, beliefs and opinions on the date the statements are made.  Forward-looking statements involve risks and uncertainties, including changes in markets, competition, technology and general economic conditions.

DESCRIPTION OF BUSINESS

The Company is incorporated in British Columbia Canada and its principal business activities included the sale and development of actual experience amusement rides.

Due to financial and contractual constraints, during fiscal 2005, the Company sold all assets of its wholly owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc. As a result, the Company currently has no ongoing business or revenues.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future.  Management is actively targeting sources of additional financings as well as other business and financial transactions to assure continuance of the Company’s operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available.  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

	April 30, 2006	July 31, 2005

Working Capital	$ 266,547	$ 56,702
Deficit	$ (8,348,322)	$ (8,247,419)

OUTLOOK

As at April 30, 2006 the Company had $321,056 in cash and short-term deposits.

During fiscal 2005 the Company sold all assets of its wholly owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc.

The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis – Page 2

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2006

future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future.  The Company was non-compliant with terms in certain debt instruments and generated operating losses in the fiscal years ended July 31, 2005 and 2004.  Management is actively targeting sources of additional financings as well as other business and financial transactions to assure continuance of the Company’s existence.

As disclosed in the July 31, 2005 audited financial statements, the company reduced its long term debt to zero in an effort to ready itself for a new venture.

While discussions for a new venture are in progress, management has been focused on preserving cash and managing its working capital, as it is uncertain as to when a suitable venture will be found.

Business Risk and Uncertainties

The Company’s future outlook is dependent upon the continued co-operation from its lenders and the outcome of current discussions and negotiations.  We were successful in our efforts to reduce our long term debt to zero and our efforts to obtain new financing have been successful as we raised $360,000 Canadian in a private placement issuing 6,000,000 units at .06 cents per share. We may not be able to completely eliminate and/or mitigate the risks associated with restructuring our business.  If we cannot successfully reorganize, we may need to seek creditor protection and/or bankruptcy as a means to eliminating our potential exposure to future product liability claims resulting from events arising outside of our control.  Without ensuring that we are free and clear of any ongoing or collateral risks associated with our past investments in Skycoaster and Superstar, the ability to attract new capital or new investments could prove to be difficult.

RESULTS OF OPERATIONS – For the three months ended April 30, 2006 versus the three months ended April 30, 2005.

Revenues and Cost of Sales

Due to financial and contractual constraints, during fiscal 2005, the Company sold all assets of its wholly owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc. As a result, the Company currently had no ongoing business or revenues during Nine months ended April 30, 2006.

 Operating Expenses

During the three months ended April 30, 2006, the Company incurred operating expense of $ 66,853.  With the disposition of capital assets, noted above, amortization related to the remaining capital assets resulted in an expense of $ 104 compared to $ 819 in the same three-month period ended in 2005.  General and administrative expenses incurred during the period amounted to $ 66,749 compared to $ 153,682 during the same period in 2005.  Included within general and administrative expenditures is consulting fees of $ 6,523 paid to the Company’s president, professional fees in the amount of $ 41,385, rent in the amount of $ 4,000 and miscellaneous other amounts totaling $ 14,841.  Management minimized expenditures in an effort to preserve working capital.

The lack of active operations resulted in no product sales nor cost of sales during the period.  Additionally no amounts were expended for interest, marketing and selling, nor research and development.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis – Page 3

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2006

RESULTS OF OPERATIONS – For the three months ended April 30, 2006 versus the three months ended April 30, 2005 – (continued).

Net Loss

Net loss for the quarter ended April 30, 2006 was $(58,213) or $(0.01) per share, compared to a net loss of $(44,681) or $(0.01) per share for the quarter ended April 30, 2005.

Net cash flow from operations for the period was a negative $(32,784) or $0.01 per share compared to a negative cash flow from operations of $(32,205) or $0.01per share for the same period last year.

RESULTS OF OPERATIONS – For the nine months ended April 30, 2006 versus the nine months ended April 30, 2005

Revenues and Cost of Sales

Due to financial and contractual constraints, during fiscal 2005, the Company sold all assets of its wholly owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc. As a result, the Company currently had no ongoing business or revenues during Nine months ended April 30, 2006.

Operating Expenses

During the Nine months ended April 30, 2006, the Company incurred operating expense of $ 148,754.  With the disposition of capital assets, noted above, amortization related to the remaining capital assets resulted in an expense of $ 308 compared to $ 2,831 in the same nine-month period ended in 2005.  General and administrative expenses incurred during the period amounted to $ 148,446 compared to $ 706,803 during the same period in 2005.  Included within general and administrative expenditures is consulting fees of $ 18,554 paid to the Company’s president, professional fees in the amount of $ 85,935, rent in the amount of $ 11,795 and miscellaneous other amounts totaling $ 32,162.  Management minimized expenditures in an effort to preserve working capital.

The lack of active operations resulted in no product sales nor cost of sales during the period.  Additionally no amounts were expended for interest, marketing and selling, nor research and development.

Net Income

During the nine months ended April 30, 2006, the Company settled the last remaining debt owing by the Company, resulting in a gain of on settlement of $ 15,000 and a further recognition in income of $ 23,100 resulting from the forgiveness of interest expensed and accrued in prior periods.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis – Page 4

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2006

SELECTED ANNUAL INFORMATION

The table below sets forth selected financial information for the three most recently completed financial years.

Three Year Consolidated Financial Information:

	Years ended July 31,
	2005	2004	2003
Total revenue	$1,125,218	$1,743,472	$2,250,519
(Loss) earnings before income taxes	(363,240)	(64,816)	4,876,117
(Loss) earnings per share before income taxes	$0.13	$(0.003)	$0.26
Net (loss) earnings	$2,628,320	$(65,816)	$4,818,993
Net (loss) earnings per share	$0.13	$(0.003)	$0.26

SELECTED QUARTERLY INFORMATION

The table below sets forth selected financial information for the eight most recently completed quarters.  The quarterly information is unaudited, but in the opinion of management, it reflects all adjustments of a normal, recurring nature, which are necessary to present a fair statement of the Company’s results of operations for the periods presented.  Quarter-to-quarter comparisons of the Company’s financial results may not be necessarily meaningful and should not be relied upon as an indication of future performance.

Quarter Ended	Total Revenue	(Loss) earnings before income taxes	(Loss) earnings per share before income taxes	(Net loss) earnings	(Net loss) earnings per share
April 30, 2006	8,640	(58,213)	(0.002)	(58,213)	(0.002)
January 31, 2006	$1,080	$(52,531)	$(0.002)	$(52,531)	$(0.002)
October 31, 2005	31	9,841	0.002	9,841	0.002
July 31, 2005	50,121	(127,514)	(0.007)	2,873,961	0.14
April 30, 2005	391,091	(44,681)	(0.002)	(46,885)	(0.002)
January 31, 2005	243,813	(145,843)	(0.007)	(147,197)	(0.007)
October 31, 2004	440,193	(45,202)	(0.002)	(51,559)	(0.003)
July 31, 2004	646,133	130,640	0.007	148,358	0.007
April 30, 2004	442,993	(34,647)	(0.002)	(43,430)	(0.002)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis – page 5

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2006

Capital Structure

As of April 30, 2006 there were 26,507,297 common shares outstanding.

Investor Relations

The Company manages its investor relations program using in-house resources.  Investors are updated on current events through press releases, quarterly financial statements, and the annual report.  The Company has an Internet Web Site, the address of which is: www.thrilltime.com.

Debt Reduction and Management Program

	April 30, 2006	July 31, 2005

Note payable bearing interest at 18% per annum	$ -	$ 60,000
	-	60,000
Less current portion of long-term debt	-	(60,000)
	$ -	$ -

During the period the Company settled the long-term debt of $ 60,000 and all accrued interest by way of a one-time payment of $45,000.

Other Contractual Obligations

The Company has aggregate office lease and estimated lease cost commitments during the next fiscal years approximately as follows:

2006	4,495
2007	4,231
2008	1,057
$9,783

RELATED PARTY TRANSACTIONS

To the best of our knowledge, except for the ownership of our securities and the compensation described herein, none of the directors or executive officers, , or any associate or affiliate of such person, have had a material interest, direct or indirect, during the last fiscal year ended July 31, 2005 or in any proposed transaction which may materially affect us.

The Company paid $ 18,554 to a director and officer (Ben Catalano) of the company for consulting services during the nine months ended April 30, 2006.

None of our executive officers or directors are indebted to us or were indebted to us during the nine months ended April 30, 2006.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis – page 6

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2006

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc., both incorporated under the laws of the State of Nevada, U.S.A.  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are substantially in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Use of Estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments with short-term maturity.
Equipment
Equipment is recorded at cost and is amortized over their remaining estimated useful economic life as follows:
Office equipment	Declining-balance basis at between 20% and 30% per annum.
Stock-based compensation

Stock options and direct awards of stock granted to employees and non-employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.  Consideration paid for the shares on the exercise of stock options is credited to capital stock.  The Company issues shares and share options under its share-based compensations plans as described in note 8.   Any consideration paid by employees upon exercise of the share options or purchase of shares is credited to share capital.

During the year ended July 31, 2004 the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.

Translation of foreign currencies

The Company’s functional currency is the U.S. dollar.  Amounts denominated in foreign currencies, but for which the functional currency of the operations is the United States dollar, are translated at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date.  Exchange gains and losses on translation are included in earnings.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis – page 7

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2006

Revenue recognition

Revenues from the sale of entertainment rides is recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. To the extent that payments received from the purchaser pursuant to the agreement are in excess of the revenue recognized, such excess is presented as deferred revenue on the balance sheet.  Royalty revenues are recorded as earned in accordance with the specific terms and conditions of the royalty agreement.  Other revenues, consisting primarily of sale of parts, are reflected when the sale has occurred and collection is reasonably assured..

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average shares outstanding during the reporting period.  Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Comparative figures
Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.
Changes in Accounting Policies
No new accounting policies have been adopted or expect to be adopted in a future period.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis – page 8

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2006

LIQUIDITY AND SOLVENCY

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business notwithstanding that, at April 30, 2006, the Company had working capital of $266,547, a shareholders’ equity of $266,547 and generated a loss in the current fiscal year to date.

As at April 30, 2006 the Company had $321,056 in cash and short-term deposits.  Accounts receivables and prepaid expenses as at April 30, 2006 amounting to $11,455.  Operations to date have been covered primarily from funds raised pursuant to a private placement.

There can be no assurances that the Company will be successful in raising additional cash to finance operations, successfully negotiate the sales of its subsidiary companies, or that the continued support of lenders will be available. If not, the Company will be required to reduce operations and/or liquidate assets. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

No common shares were issued during the period.

b)    No stock options were granted during the period.

SUMMARY OF SECURITIES AS AT APRIL 30, 2006

a)

Authorized share capital:  100,000,000 common shares without par value

Issued and outstanding:  26,507,297 common shares

b)

Summary of stock options outstanding:

The Company has a stock option plan (“the Plan”) that allows the directors to grant stock options to purchase up to a total of 3,407,850 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares.  No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of Cdn. $ 0.10 per share, and the maximum term of each stock option may not exceed five years.  Vesting is provided at the discretion of the directors and once vested, options are exercisable at any time.  Any shares issued on the exercise of stock options must be legended with a four-month holding period commencing on the date the stock options were granted.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis – page 9

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2006

SUMMARY OF SECURITIES AS AT APRIL 30, 2006 - continued

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number Of Options	Weighted Average Exercise Price

Balance, July 31, 2005	1,900,000	$ 0.10

Granted	-	-
Expired or cancelled	(1,900,000)	$ (0.10)

Balance April 30, 2006	-	$ -

c)

Summary of warrants outstanding as at April 30, 2006:

3,000,000	$ 0.10 per share	Expiry – November 25, 2006

d)    Shares in escrow:

NIL

SUBSEQUENT EVENTS

The Company announced that it has entered into a letter of intent with Advanced Proteome Therapeutics Inc. (“APT”), a closely held Boston based bio-tech company, wherein the company will have the right to acquire a 56% interest for an investment of $ 2,300,000.

In conjunction with the proposed investment in APT, the Company also announced that it has engaged Bolder Investment Partners Ltd. to carry out a brokered private placement for the Company to raise up to $ 2,500,000.  The placement is proposed as an offering of up to 25,000,000 units of the Company at $ 0.10 per unit, each such unit being comprised to one common share and ½ of a share purchase warrant exercisable at $ 0.15 for a term of one year.  Bolder would receive a cash commission of 8% and brokers warrants equal to 15% of the units placed for it services.

DIRECTORS AND OFFICERS

Ben Catalano, Director, Chairman of the Board, President and CEO

Darrel Taylor, Director

Martin Woodward, Director